07025303

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 13, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 35	July 13, 2007	Disclosure of Shareholding Pattern
2.	BSE letter dated April 24, 2003	July 13, 2007	Disclosure of Shareholding Pattern in Free Float Indices
3.	Clause 49	July 13, 2007	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines

Thanking you,

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 13, 2007

Ms. Neha Gada
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Madam/Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on June 30, 2007, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Quarterly Compliance Report On Corporate Governance

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : JUNE 30, 2007

	Particulars	**Clause of Listing Agreement**	**Compliance Status Yes / No /N.A**	**Remarks**
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied
(D)	Code of Conduct	49 (ID)	Yes	Complied
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management - complied.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Not applicable.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosure will be made in the Annual Report for the year 2006-07.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report will be included in the Annual Report for the year 2006-07.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Will be included in the Annual Report for the year 2006-07
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance will be furnished in the Directors' Report for the year 2006-07. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements will be made in the section on Corporate Governance in the Annual Report for the year 2006-07

For **Reliance Industries Limited**

Vinod M Ambani
President & Company Secretary

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 13, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Fax No.2659 8237 / 38

Dear Sirs,

Sub: Shareholding Pattern as on June 30, 2007

We send herewith Shareholding Pattern on Equity Shares of the Company as on June 30, 2007, in terms of Clause 35 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325

Quarter ended : 30th June 2007

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.79	0.76
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	41	59 51 24 520	59 51 23 945	44.22	42.71
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)					
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	7.78	7.51
	Sub - Total (A) (1)	48	71 03 70 687	71 03 70 112	52.79	50.98
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)					
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	48	71 03 70 687	71 03 70 112	52.79	50.98
(B)	**Public Shareholding[3]**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	404	3 32 44 721	3 27 51 075	2.47	2.39
(b)	Financial Institutions / Banks	432	14 62 048	13 36 420	0.11	0.10
(c)	Central Government / State Government(s)	75	39 51 661	29 49 376	0.29	0.28
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	7 18 57 768	7 18 47 724	5.34	5.16
(f)	Foreign Institutional Investors	840	28 05 33 719	28 04 09 550	20.85	20.13
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	1 774	39 10 49 917	38 92 94 145	29.06	28.06
(2)	**Non-institutions**					
(a)	Bodies Corporate	8 442	5 98 49 223	5 86 76 043	4.45	4.29
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	18 39 774	15 43 21 593	9 95 00 325	11.47	11.07
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	437	1 86 57 081	1 78 03 557	1.39	1.34
(c)	Any other (specify)					
	i.NRIs/OCBs	17 507	1 14 47 005	69 70 928	0.85	0.82
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	18 66 160	24 42 74 902	18 29 50 853	18.15	17.53
	Total Public Shareholding (B) = (B)(1) + (B)(2)	18 67 934	63 53 24 819	57 22 44 998	47.21	45.59
	TOTAL (A) + (B)	18 67 982	134 56 95 506	128 26 15 110	100.00	96.57
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4 78 12 535	4 78 02 985		3.43
	GRAND TOTAL (A) + (B) + (C)	18 67 983	139 35 08 041	133 04 18 095		100.00

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A

Reliance Industries Limited MUMBAI

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40
3	Bhumika Trading Private Limited	6 05 98 878	4.35
4	Ekansha Enterprise Private Limited	5 97 09 857	4.28
5	Reliance Enterprises Limited	4 47 81 625	3.21
6	Bahar Trading Private Limited	4 33 28 996	3.11
7	Anumati Mercantile Private Limited	4 31 09 368	3.09
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46
9	Sanatan Textrade Private Limited	3 41 27 009	2.45
10	Amur Trading Private Limited	3 30 04 017	2.37
11	Tresta Trading Private Limited	3 29 11 094	2.36
12	Ornate Traders Private Limited	3 22 07 491	2.31
13	Reliance Chemicals Private Limited	3 11 19 999	2.23
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20
15	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
16	Reliance Life Sciences Private Limited	1 54 84 025	1.11
17	Aavaran Textiles Private Limited	1 32 58 167	0.95
18	Smt.K D Ambani	36 65 227	0.26
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21
21	Shri.M D Ambani	18 07 923	0.13
22	Smt.Nita Ambani	16 99 073	0.12
23	Ms.Isha M Ambani	16 82 195	0.12
24	Master Akash M Ambani	16 81 595	0.12
25	Reliance Welfare Association	12 27 734	0.09
26	Reliance Energy and Project Development Private Limited	10 29 000	0.07
27	Fidelity Shares and Securities Private Limited	15 25 055	0.11
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02
29	Reliance Industrial Infrastructure Limited	86 000	0.01
30	Master Anant M Ambani	50 000	0.00
31	Fiery Investments and Leasing Private Limited	1 150	0.00
32	Clarion Investments and Trading Company Private Limited	1 060	0.00
33	Hercules Investments Private Limited	1 000	0.00
34	Nikhil Investments Company Private Limited	1 000	0.00
35	Orson Trading Private Limited	1 000	0.00
36	Real Fibres Private Limited	1 000	0.00
37	Dainty Investments and Leasings Private Limited	210	0.00
38	Jagdanand Investments and Trading Company Private Limited	150	0.00
39	Jagdishvar Investments and Trading Company Private Limited	100	0.00
40	Kankhal Investments and Trading Company Private Limited	100	0.00
41	Kardam Commercials Private Limited	100	0.00
42	Kedareshwar Investments and Trading Company Private Limited	100	0.00
43	Krish Commercials Private Limited	100	0.00
44	Kshitij Commercials Private Limited	100	0.00
45	Nityapriya Commercials Private Limited	100	0.00
46	Priyash Commercials Private Limited	100	0.00
47	Pusti Commercials Private Limited	100	0.00
48	Jogiya Traders Private Limited	10	0.00
	TOTAL	**71 03 70 687**	**50.98**

Reliance Industries Limited MUMBAI

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	5 99 74 331	4.30
2	Europacific Growth Fund	1 91 42 718	1.37
	TOTAL	**7 91 17 049**	**5.68**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Eklavya Mercantile Private Limited	61337013	4.40
2	Bhumika Trading Private Limited	60598878	4.35
3	Ekansha Enterprise Private Limited	59709857	4.28
4	Bahar Trading Private Limited	43328996	3.11
5	Anumati Mercantile Private Limited	43109368	3.09
6	Pusti Commercials Private Limited	100	0.00
7	Krish Commercials Private Limited	100	0.00
8	Priyash Commercials Private Limited	100	0.00
9	Nityapriya Commercials Private Limited	100	0.00
10	Kardam Commercials Private Limited	100	0.00
11	Kshitij Commercials Private Limited	100	0.00
	Total	**268084712**	**19.24**

Reliance Industries Limited MUMBAI

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	23906268	47812535	3.43

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
	Nil	Nil	0	0.00

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 13, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind Attn : Shri P S Reddy
General Manager of Corporate Services

Dear Sir,

Ref : **Scrip Code – 500325**
Sub : **Shareholding Pattern for Free-Float Indices**

We send herewith Shareholding Pattern as on June 30, 2007 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code	500325	Quarter Ended	30th June, 2007

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.76
2	Indian Corporate Bodies/ Trusts/ Partnerships	69 97 84 674	50.22
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	71 03 70 687	50.98
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here ____________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	71 03 70 687	50.98

....contd

Reliance Industries Limited MUMBAI

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	17 27 40 237	12.40
2	Indian Corporate Bodies/Trusts/Partnerships	5 98 49 223	4.29
3	Independent Directors & Relatives	2 38 437	0.02
4	Present Employees	0	0.00
5	Banks/Financial Institutions	16 95 961	0.12
6	Central/State Govt.	39 51 661	0.28
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 18 57 768	5.16
9	Mutual Funds	3 30 10 808	2.37
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	34 33 44 095	24.64
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 36 730	0.01
15	Foreign Institutional Investors (SEBI-registered)	28 05 33 719	20.13
16	Non Resident Indians (Individuals)	1 13 10 275	0.81
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	29 19 80 724	20.95
C	GDRs/ADRs/ADSs	4 78 12 535	3.43
	Sub Total C	4 78 12 535	3.43
D	OTHERS (Please specify here_____________________)		
	Sub Total D	0	0.00
	Sub Total II	68 31 37 354	49.02
	Grand Total	1 39 35 08 041	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	71 03 70 687	50.98
Total Free-float	68 31 37 354	49.02
Grand Total	1 39 35 08 041	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 05 37 14 782	75.62
Total Foreign Holding	33 97 93 259	24.38
Grand Total	1 39 35 08 041	100.00

Reliance Industries Limited MUMBAI

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter Ended: 30th June, 2007

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51	I-A-2
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40	I-A-2
3	Bhumika Trading Private Limited	6 05 98 878	4.35	I-A-2
4	Ekansha Enterprise Private Limited	5 97 09 857	4.28	I-A-2
5	Reliance Enterprises Limited	4 47 81 625	3.21	I-A-2
6	Bahar Trading Private Limited	4 33 28 996	3.11	I-A-2
7	Anumati Mercantile Private Limited	4 31 09 368	3.09	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46	I-A-2
9	Sanatan Textrade Private Limited	3 41 27 009	2.45	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.37	I-A-2
11	Tresta Trading Private Limited	3 29 11 094	2.36	I-A-2
12	Ornate Traders Private Limited	3 22 07 491	2.31	I-A-2
13	Reliance Chemicals Private Limited	3 11 19 999	2.23	I-A-2
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20	I-A-2
15	Reliance Life Sciences Private Limited	1 54 84 025	1.11	I-A-2
16	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	I-A-2
17	Aavaran Textiles Private Limited	1 32 58 167	0.95	I-A-2
18	Smt.K D Ambani	36 65 227	0.26	I-A-1
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23	I-A-2
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21	I-A-2
21	Shri.M D Ambani	18 07 923	0.13	I-A-1
22	Smt.Nita Ambani	16 99 073	0.12	I-A-1
23	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
24	Master Akash M Ambani	16 81 595	0.12	I-A-1
25	Fidelity Shares and Securities Private Limited	15 25 055	0.11	I-A-2
26	Reliance Welfare Association	12 27 734	0.09	I-A-2
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07	I-A-2
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
29	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
30	Master Anant M Ambani	50 000	0.00	I-A-1
31	Fiery Investments and Leasing Private Limited	1 150	0.00	I-A-2
32	Clarion Investments and Trading Company Private Limited	1 060	0.00	I-A-2
33	Hercules Investments Private Limited	1 000	0.00	I-A-2
34	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
35	Orson Trading Private Limited	1 000	0.00	I-A-2
36	Real Fibres Private Limited	1 000	0.00	I-A-2
37	Dainty Investments and Leasings Private Limited	210	0.00	I-A-2
38	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
39	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
40	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
41	Kardam Commercials Private Limited	100	0.00	I-A-2
42	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
43	Krish Commercials Private Limited	100	0.00	I-A-2
44	Kshitij Commercials Private Limited	100	0.00	I-A-2
45	Nityapriya Commercials Private Limited	100	0.00	I-A-2
46	Priyash Commercials Private Limited	100	0.00	I-A-2
47	Pusti Commercials Private Limited	100	0.00	I-A-2
48	Jogiya Traders Private Limited	10	0.00	I-A-2
	Total	**71 03 70 687**	**50.98**	

Reliance Industries Limited MUMBAI

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter Ended: 30th June, 2007

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	5 99 74 331	4.30	II-A-8	NIL
2	Europacific Growth Fund	1 91 42 718	1.37	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	4 78 12 535	3.43	II-C	NIL
	Total	**12 69 29 584**	**9.11**		

Reliance Industries Limited MUMBAI

END